Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

August 8, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: John M. Ganley, Division of Investment Management

Re:     Market Vectors ETF Trust (the “Trust”)

(File Nos. 333-123257 and 811-10325)

Dear Mr. Ganley:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
394	7/6/2011	485APOS	0000930413-11-004671
380	6/10/2011	485APOS	0000930413-11-004338
372	5/27/2011	485BXT	0001137360-11-000222
347	4/29/2011	485BXT	0001137360-11-000184
321	4/8/2011	485BXT	0001137360-11-000164
306	4/1/2011	485BXT	0001137360-11-000139
271	3/4/2011	485BXT	0001137360-11-000075
246	2/4/2011	485BXT	0001137360-11-000026
243	1/28/2011	485BXT	0000930413-11-000513
228	12/29/2010	485BXT	0000930413-10-006317
200	10/15/2010	485APOS	0000930413-10-005088

The Amendments relate to the following new series to the Trust: Market Vectors China Private Company ETF, Market Vectors All China All-Cap ETF, Market Vectors All China Consumer Discretionary Sector ETF, Market Vectors All China Consumer Staples Sector ETF, Market Vectors All China Energy Sector ETF, Market Vectors All China Financial Services Sector ETF, Market Vectors All China Healthcare Sector ETF, Market Vectors All China Industrials Sector ETF, Market Vectors All China Information Technology Sector ETF, Market Vectors All China Materials Sector ETF, Market Vectors All China Utilities Sector ETF and Market Vectors All China Small-Cap ETF. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of these series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon

Vice President and Assistant Secretary